(Check One): ☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-QSB ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING SEC File Number: 0-51492 CUSIP Number: 87163 H 10 2

For Period Ended: Quarter Ended March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-F
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I—Registrant Information

Full Name of Registrant:

Synova Healthcare Group, Inc.

Former Name if Applicable:

N/A

Address of Principal Executive Office:

1400 North Providence Road, Suite 6010

Media, Pennsylvania 19063

Part II—Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—Narrative

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, 10-D, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed)

Synova Healthcare Group, Inc. (the “Company”) has determined that it is unable to file its quarterly report on Form 10-QSB for the fiscal quarter ended March 31, 2007 (the “Form 10-QSB”) within the prescribed period. It has taken the Company longer than anticipated to complete its internal review process with respect to the Form 10-QSB and its interim financial statements for the period ended March 31, 2007, which has been attributable in substantial part to the Company’s acquisition of Allendale Pharmaceuticals, Inc. (“Allendale”) on January 12, 2007. As a result, the Company and its independent public accountants will not be able to complete their review of such interim financial statements and Form 10-QSB on a timely basis. This inability to timely file the Form 10-QSB could not have been eliminated by the Company without unreasonable effort or expense.

Part IV—Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Robert L. Edwards (Name)	(610) (Area Code)	565-7080 (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report in the Form 10-QSB, subject to finalization and completion of a review by the Company’s independent registered public accounting firm, an estimated net loss of approximately $3.9 million for the three months ended March 31, 2007 as compared to a net loss of $2,062,095 for the same period in 2006. The increase in net loss from 2007 to 2006 primarily resulted from (i) an increase in interest expense (non-cash) attributable to the issuance of the Company’s 6.5% Senior Convertible Promissory Notes due January 12, 2012 (the “Senior Notes”); (ii) the incurrence of unrealized losses on the sale of warrants (non-cash) issued by the Company in connection with the Senior Notes; (iii) increases in personnel expenses and general and administrative expense for the three months ended March 31, 2007, versus the three month period March 31, 2006, resulting from, among other things, the acquisition of Allendale (including depreciation relating to assets acquired from Allendale) and required resale registration statement filings; (iv) the recognition of expense attributable to the Company’s investment in Bio Pad Ltd.; (v) professional fees and other expenses attributable to the acquisition of Allendale, other public company matters and other business development activities; and (vi) penalties (non-cash) incurred under certain of the Company’s registration rights agreements.

SYNOVA HEALTHCARE GROUP, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2007	By:	/s/ Robert L. Edwards
	Name:	Robert L. Edwards
	Title:	Chief Financial Officer